CALFEE, HALTER & GRISWOLD LLP
ATTORNEYS AT LAW
Cleveland

Direct Dial No. 216/622-8315
email: sjupin@calfee.com

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www.calfee.com

October 14, 2004

Via Federal Express

Michelle M. Anderson, Esq.
Special Counsel
Office of Mergers and Acquisitions
450 Fifth St., N.W.
U.S. Securities and Exchange Commission

Washington, D.C. 20549-0303

Re: Hickok Incorporated (the "Company")
Draft Supplement to Offer to Purchase filed on September 28, 2004
Schedule 13E-3/A filed on September 30, 2004
File No. 5-16179

Dear Ms. Anderson:

This letter is in response to your comments on the above-referenced filing which were issued in your letter dated October 6, 2004. We are also submitting herewith a proposed revised Supplement (the "Supplement") to the Offer to Purchase for Cash dated August 11, 2004 (the "Offer Memorandum") to be filed as an amendment to the Schedule 13E-3. A copy of the Supplement and a blacklined copy marked against the original version of the Supplement are enclosed for your convenience. The Company is also filing this letter and the Supplement via the EDGAR system as correspondence.

Below we have repeated your comments in italics, followed by our supplemental response or proposed disclosure.

Draft Supplement

Termination of Registration, page 3

  We note your revisions in response to prior comment 5. Disclose in more detail what the $19,000 of "Misc. Other" represents.

  Please see the table on page four of the Supplement in the section entitled "TERMINATION OF REGISTRATION".

  Background of the Board’s Determination to Pursue this Offer, page 4

  Revise to describe the substance of the discussions that took place at the February 17, 2004 committee meeting in accordance with prior comment 3.

  Please see the second full paragraph on page five of the Supplement in the section entitled "BACKGROUND OF THE BOARD’S DETERMINATION TO PURSUE THIS OFFER".

  Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the discussions that took place between representatives of the company and Loveman-Curtiss as referenced in the third paragraph on page 5 and any presentations made by Loveman-Curtiss at the June 9, 2004 board meeting, and file any written materials, such as the drafts of the appraisal and fairness opinion submitted to the board for the June 9, 2004 meeting, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. To the extent that the information contained in the preliminary drafts is substantially similar to the disclosure already provided in the summaries of the advisor’s final appraisal and opinion, then provide a statement to this effect and summarize any differences in the information presented.

  Please see the fourth full paragraph on page five of the Supplement in the section entitled "BACKGROUND OF THE BOARD’S DETERMINATION TO PURSUE THIS OFFER". The Company will file the preliminary drafts of the Loveman-Curtiss appraisal and fairness opinion as Exhibits (b)(3) and (b)(4), respectively, to the Schedule 13E-3.

  Clarify what you mean by the statement that the board selected an offering price of $10.00 per share because it was a price "that was expected to achieve the Company’s objectives." With a view toward disclosure, revise to explain why a $10.00 per share offering price better achieves the company’s objectives as opposed to any other amount.

  Please see the last paragraph beginning on page on page five of the Supplement in the section entitled "BACKGROUND OF THE BOARD’S DETERMINATION TO PURSUE THIS OFFER".

  Timing of this Offer

  Specify the various "methods" of reducing expenses other than going private that the board considered and explain why those methods were rejected in favor of the current transaction. Refer to prior comment 7.

  Please see the second and third paragraph of the section entitled "TIMING OF THIS OFFER" beginning on page six of the Supplement.

  Alternatives to this Offer, page 6

  Revise to disclose the reasons for Koonce’s opposition to a going private transaction, if known, and explain how its opposition impacted the board’s consideration of the transaction.

  Please see the second paragraph on page six of the Supplement in the section entitled "ALTERNATIVES TO THIS OFFER".

  Fairness of this Offer, page 6

  Given your disclosure that the board "considered" Loveman-Curtiss’ income approach to fulfill its obligation under Item 1014 of Regulation M-A to evaluate the consideration in relation to going concern value, then the board must specifically adopt the advisor’s analyses as its own. See prior comment 10.

  Please see the last sentence of the first full paragraph on page eight of the Supplement in the section entitled "FAIRNESS OF THIS OFFER".

  We note your response to prior comment 13 that Loveman-Curtiss did not make a specific statement in either the appraisal or the fairness opinion regarding fairness to shareholders who retain their equity investment. However, the disclosure in your original offer document that the advisor "prepared a fairness opinion as to the offer’s fairness to both those shareholders selling their common shares to the Company pursuant to this offer and the remaining shareholders" suggests otherwise. Please revise to reconcile this seemingly inconsistent information. To the extent the advisor did not address fairness to shareholders who retain their investment, please provide an explicit statement to that effect.

  The Loveman-Curtiss fairness opinion states that the offer is fair to "the Class A shareholders" without specifically referencing the selling shareholders or the remaining shareholders. Please see the last sentence of the third paragraph on page eight of the Supplement in the section entitled "FAIRNESS OF THIS OFFER".

  We reissue prior comment 14 and request that you reproduce in full all referenced financial forecasts, including the projections developed by Loveman-Curtiss and the forecasts appearing in the company’s 2004 strategic plan.

  Please see the second to last paragraph on page nine of the Supplement in the section entitled "FAIRNESS OF THIS OFFER" and the projections beginning on page 15 of the Supplement in the section entitled "PROJECTIONS".

  Conditions of the Offer

  We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the first paragraph on page 11 and the first full paragraph on page 12 to exclude actions or omissions to act by the company as a reason for the assertion of a condition.

  Please see the first paragraph on page twelve and the first full paragraph on page thirteen of the Supplement, in the section entitled "CONDITIONS TO THIS OFFER", for revisions to the applicable language.

  The first paragraph of this section contains language suggesting that once a condition is triggered, the company may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis. In addition, revise the disclosure contained in the last paragraph of this section to clarify that the completion of the offer and payment for shares despite the occurrence of one of the listed events constitutes a waiver of the condition, and that at least five business days must remain in the offer after the waiver.

  The Company confirms that it may not tacitly waive a condition of the offer by failing to expressly assert it as discussed above. Please also see the second full paragraph on page thirteen of the Supplement in the section entitled "CONDITIONS TO THIS OFFER".

  Condition (1)(b) refers to an impairment of the benefits the company expects to receive from this offer. Since security holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

  Please see condition (1)(b) on page twelve of the Supplement in the section entitled "CONDITIONS TO THIS OFFER".

  The disclosure in condition (9) states that your offer may be amended or terminated if "any change or event occurs, is discovered, or is threatened to the business, condition (financial or otherwise), income, operations, or prospects" that is or "may be" material to the company. This condition appears to include both positive and negative effects on the business, and may be so broad as to render the offer illusory. Revise your disclosure to clarify those changes or events that would allow amendment or termination of the offer.

  Please see condition (9) on page thirteen of the Supplement in the section entitled "CONDITIONS TO THIS OFFER".

  Schedule 13E-3/A

  We note your reference to forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995" in your press release dated September 30, 2004. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Please refrain from referring to the safe harbor provisions in any other future written communications relating to this transaction.

The Company confirms that it will not refer to the safe harbor provisions in any other future written communications relating to this transaction.

We respectfully request that the staff respond as promptly as practicable as to whether this response and the Supplement are sufficient. Please contact the undersigned at (216) 622-8315 or Ed Moore at (216) 622-8217 if you have any questions.

Very truly yours,

/s/ Seth M. Jupin

Seth M. Jupin

Enclosures

cc: Mr. Robert Bauman
Mr. Greg Zoloty
Edward W. Moore, Esq.